BLUE EARTH REFINERIES INC.

ACKNOWLEDGEMENT

TO: United States Securities and Exchange Commission

FROM: Blue Earth Refineries Inc.

Reference is made to the letter (the "Letter") dated November 3, 2004 from the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "Commission") in regard to the registration statement on Form 20-F (the "Form 20-F") filed on October 1, 2004 by Blue Earth Refineries Inc. (the "Company") (File No. 0-50971).

In connection with the filing of the Form 20-F and filings related thereto, the undersigned, Michael. J. Smith, President and Secretary of the Company, acknowledges that:

1. the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2. staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In witness whereof this statement is executed by the undersigned as of November 17, 2004.

BLUE EARTH REFINERIES INC.

By: /s/ Michael J. Smith
Michael J. Smith
President and Secretary